UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 6)1


                           Casino Resource Corporation
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                           (Title of Class Securities)

                                     781132
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                                 (CUSIP Number)

         Steven B. King, Mesirov, Gelman, Jaffe, Cramer & Jamieson, LLP
                   1735 Market Street, Philadelphia, PA 19103
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 January 3, 2000
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities; and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO.          781132                                    Page 2 of 5 Pages
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   1      Name of Reporting Person
          SS or IRS Identification No. of Above Person
                 John J. Pilger                SSN: ###-##-####
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   2      Check the appropriate box if a member of a group     (a) [ ]
                (b) [ ]
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   3      SEC USE ONLY

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   4      Source of Funds*
          00
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   5      Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)  [ ]
                 N/A
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   6          Citizenship or place of organization U.S.A.
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                         7     Sole Voting Power
  Number of Shares             4,569,962
 Beneficially Owned
  by Each Reporting
     Person With
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                         8     Shared Voting Power
                                  0
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                         9     Sole Dispositive Power
                                  1,964,018
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                       10      Shared Dispositive Power
                                  0
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   11     Aggregate amount beneficially owned by each reporting person
             4,569,962
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   12     Check box if the aggregate amount in Row (11) excludes certain
          shares*   [ ]
             N/A
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   13     Percent of class represented by amount in Row (11)
           35.7%
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   14     Type of reporting person*
              IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          Include both sides of the cover page, responses to Items 1-7 (including exhibits) of the Schedule, and the signature attestation.

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

                              AMENDED SCHEDULE 13D

Item 1            Security and Issuer

                  Common Stock, par value $.01 per share, of Casino Resource Corporation ("Company"), 707 Bienville Blvd., Ocean Springs, MS 39564

Item 2            Identity and Background

                  (a)  Name:                         John J. Pilger

                  (b)  Business Address:             707 Bienville Blvd.
                                                     Ocean Springs, MS 39564

                  (c)  Principal Occupation:         CEO, Chairman of the Board
                       Employed By:                  Casino Resource Corporation

                  (d)  Prior Criminal Proceedings:   None

                  (e)  Prior Civil Proceedings:      None

                  (f)  Citizenship:                  United States of America

Item 3            Source and Amount of Funds or Other Consideration

                  Mr. Pilger purchased 852,250 shares common stock from Roy Anderson Corporation pursuant to an agreement dated December 31, 1999. The purchase price was Ten Cents ($0.10) per share which was paid by the delivery of Mr. Pilger's personal promissory note.

Item 4            Purpose of the Transaction

                  Mr. Pilger's acquisition of Company common stock from Roy Anderson Holding Corp. reduced the Company stock overhang which Company believed may suppress its stock price. Additionally, Mr. Pilger's purchase facilitated the completion of the Company's amended and restatement of its debt to Roy Anderson Holding Corp. The Company received a $60,000 credit against the balance due to Roy Anderson Holding Corp. as a result of the purchase of the shares by Mr. Pilger. See (Item 6.)

Item 5            Interest in Securities of the Issuer

                  (a) The following table sets forth the aggregate number and percentage of outstanding shares of the Company's Common Stock beneficially owned by the undersigned as of the date of this report:

                           Number of Shares     Percentage of Outstanding Shares
                           4,569,962            35.7%

                  (b)      Voting Power and Dispositive Power

                           Sole Power to Vote:                4,569,962
                           Shared Power to Vote:                      0



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

                           Sole Power to Dispose:             1,964,018
                           Shared Power to Dispose:                   0

                  (c)      The   following    table   reflects   Mr.    Pilger's
                           transactions in the Company's Common Stock since October 30, 1998:

                                                                                 Price per        Total Shares
                           Date              Description of Transaction            Share              Held
                           10/30/98          Balance stock owned/voting rights                      865,768*
                           12/28/98          Purchase   6,000                    $0.5150            871,768
                           12/29/98          Purchase  22,000            $0.54625/0.515/.54875      893,768
                           12/30/98          Purchase   9,000               $0.54875/0.4575         902,768
                           0 6/07/99         Sell     (26,000)                     $0.575           876,768
                           01/03/00          Purchase 852,250                      $0.100         1,729,018*

                     *This figure does not reflect 235,000 exercisable options.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of securities held by the undersigned.

                  (e)      Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  In April 1999, the Company reissued to Mr. Pilger options to purchase 195,000 shares of Company common stock under the Company's Employee Stock Option and Incentive Plan with an exercise price of $0.44 per share, and options to purchase 40,000 Shares of Company Common Stock at an exercise price of $2.00 per share.

                  On December 31, 1997, the Company's former Chairman, Kevin Kean, defaulted on repaying $1,232,000 of notes receivable due the Company. The Company and Mr. Kean signed a Settlement Agreement pursuant to which 220,000 Shares were canceled along with the 150,000 Shares pledged to the Company. The Company and Mr. Kean entered into a new note agreement. The new note of $1,196,884.88 bears interest at 7% per annum and matures on January 15, 2001. The note is collateralized by Mr. Kean's 5% interest in the Company's Pokagon management fee. Solely at the Company's discretion, at any time prior to maturity, the Company can take the collateral as payment in full for the note. The Mr. Kean has also granted the Chairman of the Company an irrevocable proxy for 1,330,944 Shares. Additionally, Mr. Pilger holds proxies to vote 175,000 Shares owned by Richard Howarth, Jr., a former officer of the Company.

                  Roy Anderson Corp was the holder of a Company debenture in the principal amount of $1.5 million which was due January 31, 1999. The Company and the debenture holder exchanged the existing debenture for an Amended and Restated Debenture dated as of February 1, 1999. The Amended and Restated Debenture was held by Roy Anderson Holding Corp., an affiliate of the original debenture holder. Principal and interest was required to be amortized in 18 equal monthly installments of $88,651.29 each with payments to begin June 1, 1999. The Company was required to pay the first 50% of each installment in cash and could pay the remaining 50% in cash or shares of Company common stock valued at the average of the closing prices on the last 10 trading days in May 1999 (approximately $0.46 per share). 1.8 million Shares were issued on March 23, 1999 and held in escrow in order to satisfy the above requirement. Any unused Shares will be canceled. Roy Anderson Holding Corp. has given a proxy for the Shares to John J. Pilger or Robert J. Allen (alternative board member/officer) to vote such Shares until they are released from escrow.

                  Through December 31, 1999, 700,000 shares of Company common stock were released to Roy Anderson Holding Corp. to satisfy a


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
                  portion of the Company's obligation per the terms of the agreement. As of December 31, 1999, a balance of 1,100,000 shares of common stock were held in escrow. On December 31, 1999, the Company and Roy Anderson Holding Corp. (the current debenture holder) agreed to amend and restate the debenture dated February 1, 1999. The restatement of the Company's debenture obligation requires the Company to repay in cash rather than common stock with the debenture maturing on December 31, 2002, or sooner if certain events occur. These most notably relate to the Company's completion of the sale of its discontinued operations, sale or other disposition of its existing business operations or assets, collection of any proceeds from litigation and the collection of any payments from the Lakes Gaming agreement. Upon Company satisfaction in full of all outstanding amounts due under the debentures, 1,100,000 shares of common stock held in escrow shall be cancelled. Mr. Pilger or Robert Allen (alternative board member/officer) retain the proxy for the 1,100,000 shares to vote such shares until they are released from escrow.

                  Mr. Pilger purchased 852,250 shares of common stock from Roy Anderson Holding Corp. on December 31, 1999 in part to facilitate this transaction. The purchase price was ten cents ($.10) per share which was paid by delivery of Mr. Pilger's personal promissory note.

Item 7.  Exhibits

(a) Stock Purchase Agreement between John J. Pilger and Roy Anderson Holding Corp. dated December 31,

                      1999.




                                    Signature


         After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.


Dated:


                                ----------------------------------------
                                John J. Pilger










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